FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)
(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7
(Address of principal Executive offices)

Attachments:

1.	Interim Financial Statements & Related Documents Period Ending September 30, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F [ x ]	FORM 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES [ ]	NO [ x ]

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.
(Registrant)

Dated: December 12, 2006	BY: Chris Robbins
It’s Vice President

ANGLO SWISS RESOURCES INC.
SUITE 309 - 837 WEST HASTINGS STREET
VANCOUVER, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

December 12, 2006

Securities & Exchange Commission
VIA EDGAR
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE:	ANGLO SWISS RESOURCES INC.
SEC FILE NO. 0-08797
FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:	Chris Robbins
Vice President

Anglo Swiss Resources Inc.
(an exploration stage company)

Quarterly Financial Statements
September 30, 2007
(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended September 30, 2007.

Anglo Swiss Resources Inc.
(an exploration stage company)
Balance Sheets (unaudited)
As at September 30, 2007 and December 31, 2006
(expressed in Canadian dollars)

	September 30,	December 31,
	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	640,424	64,871
Accounts receivable	34,385	24,387
Prepaid expenses	20,693	6,972
	695,502	96,230
Reclamation bond	18,800	18,800
Property, plant and equipment	996,269	997,969
Mineral properties (note 3)	5,077,267	4,323,394
	6,787,838	5,436,393
Liabilities
Current liabilities
Accounts payable and accrued liabilities	510,009	551,299
Shareholders’ Equity
Capital stock (note 4)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
87,252,688 (2006 - 69,252,688) common shares	14,897,921	13,314,402
Options (note 4)	1,070,567	855,116
Warrants (note 4)	249,515	62,036
Contributed surplus (note 4)	303,156	303,156
Deficit	(10,243,330)	(9,649,616)
	6,277,829	4,885,094
	6,787,838	5,436,393

Going concern and nature of operations (note 1)

The attached notes form an integral part of the financial statements

Approved by the directors:
“Len Danard”, Director	“Chris Robbins”, Director

Anglo Swiss Resources Inc.
(an exploration stage company)
Statements of Loss and Deficit (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30,	30,	30,	30,
	2007	2006	2007	2006
	$	$	$	$

Expenses
Interest and other income	(3,698)	(582)	(5,723)	(3,836)
Administrative	59,168	14,079	75,562	34,103
Consulting fees	15,000	15,000	45,000	45,000
Depreciation	769	1,000	2,449	3,150
Filing fees	12,128	-	29,434	27,224
General exploration	3,054	2,629	6,751	6,258
Interest and service charges	1,942	1,300	5,051	3,749
Professional fees	64,504	7,391	139,378	31,653
Shareholders’ information	31,334	13,358	59,104	44,240
Stock-based compensation	109,250	132,216	215,451	353,645
Transfer agent fees	4,091	9,563	10,379	13,559
Travel and promotion	9,228	1,555	10,878	7,212
Write-down of mineral properties	-	-	-	-

Loss before income taxes	306,770	197,509	593,714	565,957

Income tax recovery – future income taxes	-	-	-	-

Loss for the year	306,770	197,509	593,714	565,957

Deficit - Beginning of year	9,936,560	9,330,603	9,649,616	8,962,155

Deficit - End of period	10,243,330	9,528,112	10,243,330	9,528,112

Weighted average number of
shares outstanding	73,013,647	65,977,400	73,013,647	65,977,400

Basic and diluted loss per share	0.00	0.00	0.01	0.01

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.
(an exploration stage company)
Statements of Cash Flows (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30,	30,	30,	30,
	2007	2006	2007	2006
	$	$	$	$

Cash flows used in operating activities
Loss for the year	(306,770)	(197,509)	(593,714)	(565,957)
Items not affecting cash
Depreciation	769	1,000	2,449	3,150
Write-down of mineral properties	-	-	-	-
Stock-based compensation	109,250	132,216	215,451	353,645
Income tax recovery	-	-	-	-

Changes in non-cash working capital
Accounts receivable	(25,905)	(2,324)	(9,997)	(5,980)
Prepaid expenses	(14,907)	1,304	(13,722)	(1,768)
Accounts payable and accrued liabilities	(41,900)	22,683	(70,292)	(40,821)

	(279,463)	(42,630)	(469,825)	(257,731)

Cash flows from financing activities
Proceeds from issuance of private placement
and options	1,300,000	-	1,800,000	-
Share issue cost	-	-	-	-

	1,300,000	-	1,800,000	-

Cash flows used in investing activities
Mineral property acquisition	(484,136)	(31,411)	(754,622)	(300,389)
Mineral property (cost) recoveries	-	-	-	-

	(484,136)	(31,411)	(754,622)	(300,389)

Increase in cash and
cash equivalents	536,401	(74,041)	575,553	(558,120)

Cash and cash equivalents -
Beginning of year	104,023	119,560	64,871	603,639

Cash and cash equivalents - end of year	640,424	45,519	640,424	45,519

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	-	125,000	-	125,000
Shares issued for agent issue costs	-	-	-	-

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

1	Going concern and nature of operations

At September 30, 2007, the company has working capital of $185,493. As is typical for an exploration stage company, the company has experienced losses in the current and prior periods and there is an accumulated deficit of $10,243,330. The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due. Accordingly, there is some doubt about the ability of the company to continue as a going concern.

The company will require additional financing to further the exploration of its mineral properties. Management plans to continue to raise equity funding and work with joint venture partners to further advance its projects. While the company has been successful in raising funds in the past, there can be no assurance that it will be able to do so in the future.

The company is in the process of exploring its gold and gemstone properties in Canada, and will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, maintaining title to the properties, the ability of the company to obtain the necessary financing to complete the exploration and ultimate development, and upon future profitable production or proceeds from the disposition of the properties.

These financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern, which could be material.

2	Basis of presentation

The interim financial statements for Anglo Swiss Resources Inc. have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements. These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2006.

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

3	Mineral properties

	Acquisition	Exploration
	costs	expenditures	Total
	$	$	$
Kenville
Balance - December 31, 2006	1,377,476	60,367	1,437,843
Option payment received	-	-	-
Expenditures	-	184,633	184,633
Balance – September 30, 2007	1,377,476	245,000	1,622,476

Blu Starr
Balance - December 31, 2006	812,306	555,466	1,367,772
Expenditures	-	11,124	11,124
Balance – September 30, 2007	812,306	566,590	1,378,896

McAllister
Balance - December 31, 2006	-	7,967	7,967
Expenditures	-	-	-
Balance – September 30, 2007	-	7,967	7,967

Till Claims
Balance - December 31, 2006	114,500	-	114,500
Acquisition costs	-	-	-
Balance – September 30, 2007	114,500	-	114,500

New Shoshoni Claims
Balance - December 31, 2006	99,000	287,212	386,212
Acquisition costs	-	-	-
Expenditures	-	519,975	519,975
Balance – September 30, 2007	99,000	807,187	906,187

PQ Claims
Balance - December 31, 2006	525,000	76,601	601,601
Acquisition costs	-	-	-
Expenditures	-	38,140	38,140
Balance – September 30, 2007	525,000	114,741	639,741

Lac de Gras Claims (Falcon Bay)
Balance - December 31, 2006	270,000	-	270,000
Acquisition costs	-	-	-
Expenditures	-	-	-
Balance – September 30, 2007	270,000	-	270,000

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

3	Mineral properties continued.

Group of Five Claims
Balance - December 31, 2006	137,500	-	137,500
Acquisition costs	-	-	-
Expenditures	-	-	-
Balance – September 30, 2007	137,500	-	137,500

Total mineral properties - December 31, 2006	3,339,042	984,352	4,323,394

Total mineral properties – September 30, 2007	3,335,782	1,741,485	5,077,267

4	Capital stock

Common shares issued and outstanding

	Common
	shares	Amount
		$

Balance - December 31, 2006	69,252,688	13,314,402

Capital stock issued
Shares issued for property	-	-
Shares issued for cash	18,000,000	1,800,000
Warrants	-	(187,479)
Income tax effect - renounced flow through expenditures	-	(29,002)

Balance – September 30, 2007	87,252,688	14,897,921

Contributed Surplus, Options and Warrants

			Contributed
	Options	Warrants	Surplus
	$	$	$
Balance - December 31, 2006	855,116	62,036	303,156
Stock based compensation	215,451	187,479	-
Balance – September 30, 2007	1,070,567	249,515	303,156

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

4	Capital Stock continued.

Options

The company has a fixed stock option plan which was amended in June 2007 to allow a greater number of options. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 14,850,000 common shares (previously 11,000,000). Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.

		Weighted
	Number of	Average
Options Outstanding	Shares	Exercise Price

Options outstanding - January 1, 2007	10,000,000	$0.11
Granted	5,100,000	$0.10
Expired	(250,000)	$0.10
Options outstanding – September 30, 2007	14,850,000	$0.11

Options exercisable – September 30, 2007	10,765,625	$0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2007	2006

Expected dividend yield	Nil	nil
Average risk-free interest rate	3.75%	4.00%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

4	Capital Stock continued.

Warrants

	Expiry Date	Exercise
		Price	Amount

Warrants outstanding - January 1, 2007	Dec. 29, 2007	$0.22	1,224,500
	Dec. 29, 2007	$0.15	850,000

Warrants issued during year	Apr. 30, 2008	$0.20	2,500,000
	Aug 10, 2008	$0.20	5,352,500
	Feb 10, 2009	$0.30	1,147,500

Warrants outstanding – September 30, 2007			11,074,500

During the period ended September 30, 2007, the company issued a total of 13,000,000 units in connection with a private placement which consisted of 10,705,000 flow-through units and 2,295,000 non flow-through units. Each flow-through unit consists of one flow-through common share of the company and one–half share purchase warrant. Each flow-through unit warrant entitles the holder to purchase one additional flow-through common share at a price of $0.20 until August 10, 2008. Each non flow-through unit consists of one common share of the company and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until February 10, 2008 or at a price of $0.30 from February 11, 2008 until February 10, 2009. The total warrants were estimated to have a fair value of $151,144 which was recorded during 2007 based upon the Black-Scholes model assuming an average risk-free rate of 4.31%, expected life of 1 years and expected volatility of 108%.

During the period ended June 30, 2007, the company issued 5,000,000 units in connection with a private placement. Each unit consists of one common share of the company and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 until April 30, 2008. The warrants were estimated to have a fair value of $52,077 which was recorded during 2007 based upon the Black-Scholes model assuming an average risk-free rate of 4.31%, expected life of 1 years and expected volatility of 108%.

During the year ended December 31, 2006, the company issued 850,000 units in connection with a flow-through private placement. Each unit consists of one flow-through common share of the company and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until December 29, 2007. The warrants were estimated to have a fair value of $8,327 which was recorded during 2006 based upon the Black-Scholes model assuming an average risk-free rate of 4.00%, expected life of 1 years and expected volatility of 108%.

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

4	Capital Stock continued.

Warrants

During the year ended December 31, 2005, the company issued 1,224,500 units in connection with a flow-through private placement. Each unit consists of one non flow-through common share of the company, five flow-through commons shares and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.22 until December 29, 2007. The warrants were estimated to have a fair value of $47,979 which was recorded during 2005 based upon the Black-Scholes model assuming an average risk-free rate of 2.95%, expected life of 2 years and expected volatility of 108%.

5	Related party transactions

a)	Included in accounts payable and accrued liabilities is $130,197 (2006 - $128,197) due to directors and organizations controlled by directors, and $139,854 (2006 - $139,854) due to a law firm in which an officer of the company is a partner.

b)	The company incurred consulting fees of $45,000 (2006 - $45,000) for management services provided by directors and officers or organizations controlled by such parties.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6	Outstanding matters

Anglo Swiss Resources Inc. has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd. and Glacial Holdings Inc., collectively the “Optionees” with respect to the Option Joint Venture Agreement (“OJVA) on the Kenville Mine property.

Anglo Swiss Resources Inc. entered an option joint venture agreement with the Optionees on Sept. 5, 2002. Under the terms of the OJVA, the plaintiffs could earn a 70-per-cent interest in mineral rights associated with Anglo Swiss's Kenville mine property, located near Nelson, B.C., and could form a joint venture with Anglo Swiss through Sept. 5, 2006. The plaintiffs subsequently assigned 88 per cent of their potential interest in the property to Gold Standard Resources Corp.

In order to exercise their option, the Optionees were required to incur $700,000 worth of expenditures in exploring and developing the property. The OJVA established an audit procedure to determine if the Optionees had fulfilled their obligations to Anglo Swiss. In their statement of claim the Optionees say they paid $100,000 to Anglo Swiss, as agreed. They also allege they spent $251,553 on the Nelson-area property in 2005, then another $498,326 in 2006.

Anglo Swiss Resources Inc.
(an exploration stage company)
Notes to the Financial Statements (unaudited)
For the periods ended September 30, 2007 and 2006
(expressed in Canadian dollars)

6	Outstanding matters continued.

The Optionees alleged they exceeded the $700,000 mark on Aug. 5, 2006, and that, as a result, a 70-per-cent interest has been earned. The Company has disputed the alleged expenditures.

Pursuant to the OJVA, Anglo Swiss appointed Peter J. de Visser, BComm, CA, of DeVisser Gray, Chartered Accountants, to audit the exploration expenditures alleged by the Optionees. The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees alleged expenditures.

Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

7	Subsequent event

The Company received an additional claim on November 6, 2007 that was filed by Gold Standard Resource Corp (“GSR”) that duplicates the relief sought in the claim dated December 27, 2006 with respect to the Kenville property. The Company has filed its Statement of Defence and denies each and every allegation of fact contained in the claim.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007. There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes this claim is without merit and is meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act. R.S.B.C.1996.c.253.

The Company will continue to defend its 100% ownership of the Kenville property. Anglo Swiss has retained Ferris, Vaughan, Wills & Murphy LLP as council in this matter.

FORM 51-102F1
     ANGLO SWISS RESOURCES INC.
Interim Management’s Discussion and Analysis
Nine Month Period Ended September 30, 2007

DATED November 28, 2007
This interim management’s discussion and analysis (MD&A) regarding Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) is a review of the Company’s financial and operating results for the reporting period ending September 30, 2007 and compare with those of the corresponding period of 2006. It is also an update to the Company’s annual MD&A for the year ended December 31, 2006 and should be read in conjunction with the audited and un-audited financial statements and the accompanying notes for all relevant periods.

Forward-Looking Information
This quarterly management discussion and analysis (“Quarterly MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss. When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Quarterly MD&A also contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties. Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements are expressed or implied by such forward-looking statements. Important factors are identified in this Quarterly MD&A.

Overall Performance

Anglo Swiss is a mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company. The Company is also inter-listed in the United States on the OTC Bulletin Board and is a reporting issuer with the Securities and Exchange Commission.

Anglo Swiss’ current exploration focus has expanded from south-eastern British Columbia as it has acquired an interest in four distinct properties located in the Northwest Territories of Canada for diamond exploration. British Columbia Properties

The Company controls an interest in three separate properties located in the Nelson and Slocan districts; the Kenville property, exploring for precious and base metals; the Blu Starr property which hosts a variety of gemstones, (sapphire, gem garnet, iolite, plus other semi-precious gemstones and a 2000 meter surface outcrop of flake graphite); and the McAllister property staked for diamond potential.

The Kenville Property continues to be the major asset of the Company, with a 100% interest in 385.82 hectares of staked mineral claims and 180.88 hectares of Crown granted mineral claims plus three - fee simple district lots. Due to the continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased and the Company has initiated significant exploration programs in 2007.

This property is very advanced; from the underground infrastructure to the surface facilities, mill building, assay laboratory, maintenance and repair shop and the mine manager’s residence. The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining such as ore cars, coarse ore bins, jaw and cone crushers and the milling circuit.

This property was subject to an Option Joint Venture Agreement (“OJVA”) that lapsed on September 5, 2006, if the Optionees to the OJVA did not meet the required exploration expenditures of $700,000 by that date. In August of 2006, the Company was advised by the Optionees that they alleged they had completed the required expenditures of $700,000 as required under the option agreement. The Company has disputed the alleged expenditures.

The Company has filed a statement of defense in response to a lawsuit commenced in the Supreme Court of British Columbia file no. S068401 dated December 28, 2006 by Tracer Enterprises Ltd., Babylon Enterprises Ltd., Foaming Holdings Ltd., Glacial Holdings Inc. and Gold Standard Resources Corp., collectively the “Optionees” with respect to the Option Joint Venture Agreement on the Kenville Mine property.

Pursuant to the OJVA, Anglo Swiss appointed Peter J. de Visser, BComm, CA, of DeVisser Gray, Chartered Accountants, to audit the exploration expenditures alleged by the Optionees. The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees’ alleged expenditures.

Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

On a related matter, Terasen Gas has commenced a lawsuit against the former Optionees alleging certain of the work they performed on the Kenville Property adversely impacted its pipeline that runs through an easement on this Property. Anglo Swiss has also been named a defendant in this lawsuit as the owner of the Property.

Previous work programs on the Blu Starr property to-date have resulted in several new discoveries of potential economic importance including 15 sapphire occurrences, 11 iolite/anthophyllite occurrences, a potentially large gem-grade garnet occurrence, a new flake graphite occurrence and occurrences of amethyst quartz, rose quartz and titanite.

The placer claims have been evaluated for their mineralogical and gem potential. Recommendations include a drill program of 10 holes totalling 500 meters to sample geophysical anomalies and bulk samples to evaluate fluvial zones targeted on two separate terraces. A geological survey using ground penetrating radar technology was performed to profile shallow sediment conditions, infer depth and distribution of fluvial deposits and sub-alluvial or intra alluvial sediment/bedrock formations.

The staked mineral claims are in good standing for various terms from August 2007 through 2011 from the work undertaken during a three year option period by Hampton Court Resources (for a 10% interest), ended April 2003. The Company owns 100% of the placer claims which require work annually to retain the rights. The Company is reviewing the upcoming work requirements for the placer claims and will hold the placer claims for at least one more year as a joint venture partner is being sourced for the Blu Starr property in its entirety.

The Company staked a number of mineral tenures known as the McAllister Pipe Property in south-eastern British Columbia for a total of 31,000 hectares in 2004 and 2005 for diamond exploration and optioned the Iva Fern claim group as they were situated within the McAllister group. In lieu of the Company’s decision to focus on the Lac de Gras region of the Northwest Territories for diamond exploration in summer of 2005, the Company has retained only 1,959 hectares with 10 mineral cells of the McAllister property in January of 2006.

This resulted in a write down of $38,159 to this property during the year ended December 31, 2005. The Company did not re-new the option on the Iva Fern claim group in February 2006. The main focus of the McAllister property is the McAllister Diatreme, identified as the host of a potential diamondiferous lamproite. The Company will re-assess the merits of this property for the 2008 exploration season.

NWT Diamond Properties
The Company in 2005 made the decision to acquire diamond exploration opportunities in the Northwest Territories of Canada as it had identified key land positions within the Slave Craton and the Lac de Gras regions that could be acquired. The properties acquired are:

Fry Inlet Diamond Property: the Company acquired the property consisting of 42 contiguous mineral claims, located immediately to the west of Fry Inlet Lake and directly 25 km east of the Ranch lake kimberlite and 25 km north of the BHP Billiton Diamonds Inc. Ekati Mine property. The claims were acquired in two separate transactions in June of 2005; the New Shoshoni option/joint venture for up to 60% (23,587 hectares) and the PQ claims for a 100% (13,586 hectares) interest totalling over 37,173 hectares. Exploration was initiated in 2006 and 2007 on this property consisting of ground and air geophysics and a recently completed drill program. See

Results of Operations.

Falcon Bay Diamond Property: the Company acquired a 100% interest to 25 semi-contiguous mineral claims (MS 1-25), covering approximately 21,229 hectares in the diamond producing area of Lac de Gras, NWT. This property is located approximately 35 kilometers southeast of the Diavik Diamond Mine and is proximal to the DO-27 diamondiferous kimberlite, currently the focus of detailed exploration by Peregrine Diamonds,

Southernera and others. The Company is seeking a joint venture partner to conduct exploration on this property as the Company is focusing on the more advanced Fry Inlet property and the LI 201 diamondiferous kimberlite.

Fishing Lake Diamond Property: the Company acquired a 100% interest to 6,730 hectares now known as the Fishing Lake Diamond property, located approximately 110 kilometers northwest of Yellowknife, NWT. The Fishing Lake Diamond Property claims cover dispersion trains of kimberlite indicator minerals identified in till sampling programs. These claims lie within a region of active diamond exploration by other diamond explorers and are midway between the Crosslake area kimberlites (Ashton, DeBeers, Diamonds North, et al) and the “Big Hole” target (GGL Diamond). The Company is currently evaluating the merits of this property which is some distance from the Lac de Gras properties and the Company’s exploration programs.

Group of Five Diamond Claims

On January 19, 2006 the company acquired a 100% interest in four strategically located mineral claims covering approximately 4,180 hectares within the Lac de Gras area in the Northwest Territories.

The vendor of these claims neglected to transfer the AFR 6 & 7 claims to the Company under the terms of the acquisition agreement and subsequently the claims lapsed. A transfer agreement dated April 20, 2007 replaced the two lost claims at the vendor’s expense to the Company with three new claims, the UL 3, 4, and 5 claims.

These claims totalled 7,746 acres and are contiguous to the UL 1&2. Exploration consisting of ground and airborne geophysics is planned for spring of 2008. Ground and airborne geophysics are being designed and budgeted for spring of 2008.

Results of Operations – Nine Months Ended September 30, 2007

Kenville Property - Geophysics

The Company retained Insight Geophysics Inc. of Oakville, Ont., to evaluate a 1,000-plus-metre (3,280 feet) north-south-indicated porphyry target on the western portion of the Kenville mine property in August of 2007. The 2007 induced polarization (IP) surveys were carried out over an area of the property containing strongly anomalous coincident values in copper, gold, silver and molybdenum, obtained from previous soil sampling programs.

The geophysical program consisted of approximately 17 kilometres of IP chargeability and resistivity surveys over the presently established geochemical grid. The geophysical surveys were carried out on 50-metre line spacings throughout 1,100 metres (3,609 feet) of north-south extent of the established grid area. East-west grid lines averaged approximately 700 metres to cover the strongest portion of the coincident geochemical anomaly, which is variable in width between 100 to 300 metres.

Results of this geophysical work, in combination with past geochemical surveys and drill programs, were evaluated to design the 2007 diamond drilling program, to test the mineral zone throughout its indicated extent.

Drill Program

Anglo Swiss completed a drilling program on the Kenville property in October of 2007 consisting of 1363.4 meters in 5 drill holes and looks forward to receiving assay results in December 2007. The drill program encountered significant mineralization in every hole, and helped define the known Eagle vein system in holes DDH AK07-04 and AK07-05. The drill program has also confirmed the presence of potentially economic bodies of porphyry-style disseminated copper and/or gold mineralization.

The porphyry copper-gold geophysical model is being evaluated through the drill testing of IP geophysical and geochemical targets as presented in the MPH report dated October 27, 2007. The following is an initial visual description of the drill results by the Geologist in charge of the project.

Highlights of DDH AK07-01:

  Hole AK07-01 (azimuth east, dip -45 degrees) contained significant sulphide mineralization throughout the upper portions of the drill hole, to approximately 215 metres (705 feet), with the drill hole terminating at 369.4 metres (1,212 feet).

  Porphyry-style disseminated copper (mainly chalcopyrite) was encountered at the top of drill hole AK07- 01 to approximately 25 metres (82 feet) depth in the hole.

  A second larger zone of consistent disseminated chalcopyrite mineralization was encountered from 145 metres to 215 metres (70 metres) or from 476 feet to 689 feet (229 feet).

  Mineralization in drill hole AK07-01 is generally hosted within siliceous dark foliated, magnetite enriched diorites, containing variable disseminated concentrations of pyrite, chalcopyrite with traces of bornite.

  Mineralization encountered in drill hole AK07-01 occurs within a well-defined IP chargeability high as delineated by the 2007 summer geophysical surveys carried out over the western portion of the Kenville property.

Highlights of DDH AK07-02:

  Hole AK07-02 was positioned at the same collar location as drill hole AK07-01. The initial dip of this hole was set at minus-70 degrees, drilled toward the west.

  This drill hole was drilled to a final depth of 195.1 metres (640 feet), with the hole designed to test a zone of low chargeability and low resistivity, which was postulated as a possible mineralized alteration zone.

  Sporadic zones of copper mineralization were encountered within foliated diorites from surface to 58.6 metres (192.25 feet) depth.

  A separate zone of disseminated chalcopyrite occurred within silicified diorite over the interval 157.3 to 168.3 metres (36 feet).

Highlights of DDH AK07-03 are as follows:

  Drill hole AK07-03 was located on line 2500 north, station 325 west, which is located 185 metres (607 feet) west of the drill collars of previously reported drill holes AK07-01 and AK07-02.

  Drill hole AK07-03 was drilled to the east at a dip of minus 45 degrees to a final hole depth of 150 metres (492 feet).

  The IP chargeability anomaly tested by drill hole AK07-03 lies to the west of the IP chargeability anomaly tested by drill hole AK07-01. The IP chargeability anomaly tested by drill hole AK07-03 comprises a very discrete zone measuring approximately 300 metres (984 feet) wide with persistent depth indications to at least 400 metres (1,312 feet).

  Drill hole AK07-03 contained consistent moderate to intense areas of silica-potassic flooding of the dioritic host rocks, with intervening zones of variable silicification (quartz replacement), from the top of the drill hole to 89.7 metres (294.3 feet) depth.

  The silica-potassic flooded and silicified zones are generally accompanied by variable concentrations of fine to coarse-grained pyrite with fine-grained associated chalcopyrite.

  The mineralized silicified zone in drill hole AK07-03 shows very good correspondence with the strongest portion of the targeted IP chargeability anomaly.

  Mineralization and alteration styles observed to date are consistent with a class of alkalic copper-gold porphyry deposits referred to as quartz alkalic, with the majority of mineralization associated with silicification occurring within magnetite-bearing foliated to non-foliated porphyritic diorites.

DDH AK07-04 was drilled entirely within magnetite-bearing, massive to locally foliated diorite porphyry, with local intervening lamprophyre dikes. Several zones of promising mineralization were intersected in the drill hole as follows:

Distinct zone of silicification occurs from 281.2 to 296.1 metres (14.9 m or 48.9 feet). The silicification contains generally pervasive fine-grained pyrite. At approximately 288.65 metres, the hole intersected a multiple number of mineralized quartz veins, recognized as the Eagle vein system that was discovered by 1995 Teck drill holes TK05-04 and TK05-05.

Of note, the main veining occurs between 290.5 to 295.2 metres (4.7 m or 15.4 feet) and contains numerous strong clots and disseminations of coarse pyrite with associated chalcopyrite and traces of galena, both within the veins and within intervening silicified diorites.

Assay results from previous Teck drilling that first identified the Eagle vein system returned grades of 82.15 grams per tonne gold (2.9 ounces per ton), 34.1 g/t silver (1.2 ounces per ton) across 0.25 metre (0.82 feet).

A broad zone of pervasive silicification occurs in the drill hole from 164 to 205.4 metres (41.4 metres or 136 feet). Within the silicified diorites are found pervasive variable disseminated concentrations of mixed fine-grained pyrite and chalcopyrite, with locally strong concentrations (2 to 5 per cent) of chalcopyrite occurring within one- to two-metre lengths (3.28 to 6.56 feet) over the interval 168.2 to 184.8 m.

Pervasive silicification occurs in a distinct zone from 251.75 to 254.8 m (3.05 m or 10 feet). Within this area of silica alteration are found finely disseminated pyrite and chalcopyrite, with relatively strong chalcopyrite present from 251.75 to 252.4 metres.

DDH AK07-04 and AK07-05 were drilled entirely within magnetite-bearing massive to locally foliated diorite porphyry, with local intervening lamprophyre dikes. Drill hole AK07-05 contained similar zones of silicification and mineralization as reported for drill hole AK07-04, with the following specific descriptions:

  The Eagle vein was intersected in drill hole AK07-05 from 291.4 metres to 293.05 metres, which represents a close-to-true-width intersection of 1.65 metres or 5.4 feet. The main Eagle vein contains strong clots and disseminations of mixed coarse pyrite and chalcopyrite and traces of galena, having very similar mineralization styles to the Eagle vein intercept seen in drill hole AK07-04. The vein is encompassed within silicification, which extends from 289.05 metres to 294.15 metres, giving an overall silicified vein interval of 5.1 metres or 16.7 feet. The down-dip separation between vein intercepts in drill holes AK07-04 and AK07-05 is approximately 50 metres or 164 feet.

  Pervasive silicification occurs in drill hole AK07-05 from 184.4 to 202.9 metres (18.5 m or 60.7 feet). This zone appears to be correlated with the silicified zone in drill hole AK07-04 from 164.0 to 205.4 metres (41.4 m or 135.7 feet). Localized concentrations of chalcopyrite were observed in drill hole AK07-05 from 193.1 to 200.35 metres (7.25 m or 23.7 feet).

  The strike distance from where two 1995 Teck holes intersected the Eagle vein to where the vein was intersected in AK07-04 and AK07-05 is approximately 150 metres or 492 feet. It is probable that the Eagle vein system continues along strike both to the northwest and southeast as well as to increased depths.

  Pervasive silicification occurs in a distinct zone from 275.45 to 281.7 metres (6.35 m or 20.5 feet). Within this zone are found localized areas of strong vugginess or openings in the rock as well as numerous fracture or breccia fills of chlorite, pyrite and magnetite. At 280.3 metres is found a 15- centimetre band of coarse, brecciated massive pyrite, with minor chalcopyrite. It is likely that this zone of silicification and mineralization is correlated with the mineralized silicified zone intersected in drill hole AK07-04 from 251.55 metres to 254.8 metres (3.25 m or 10.6 feet).

This concludes the phase 1 drill program for a total of 1,363.4 metres on the Kenville property near Nelson, B.C. Due to the success of the initial drill program the company's technical staff is preparing the phase 2 drill program of 10,000 metres to start in early 2008

NWT Diamond Property

The Company has completed the 2007 drill program on the Fry Inlet diamond property in the Lac de Gras region of the Northwest Territories. The program ran from Aug. 17, 2007, to Sept. 22, 2007.

The drill program targeted a cluster of seven high-priority targets, inclusive of the significantly diamondiferous LI 201 kimberlite. The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program under the direction of Kennecott in the 1990s from 281 kilograms of kimberlite. The LI 201 was re-drilled and all kimberlite core produced from this program is being analyzed for diamonds using existing sampling standards within the industry.

The Fry Inlet kimberlite core has been shipped to the company's Kenville mine facility where is has been logged, split and submitted to an accredited diamond facility for analysis. Results for the 2007 program will be released in its entirety upon receiving the report from the diamond analysis.

The Company received a report on the interpretation of the 2006 Fugro Airborne Survey (“Fugro”) data titled “Report on the Geophysical Data on the Fry Inlet Project, Lac de Gras, NWT, Canada by Jeremy S. Brett, M.Sc., P.Geo., MPH Consulting Limited (“MPH”) in the first quarter of 2007.”

The Company contracted with Aurora Geosciences Ltd. (“Aurora”) of Yellowknife, NWT to conduct ground geophysics consisting of MAG/HLEM surveys. This program was completed in early August of 2007. The program consisted of a survey involving approximately 18.0 line kilometres of total field magnetics and approximately six line kilometres of horizontal loop electromagnetics. Standard gridding was completed on 100-metre lines for the horizontal loop EM surveys. The total field magnetic survey was completed using non-differential GPS navigation and control by Aurora Geosciences Ltd. of Yellowknife, NWT.

MPH Consulting Ltd. of Toronto, Ontario has interpreted the 2007 data which assisted the Company in selecting drill targets and orientation for the recently completed meter drill program.

Operations

At September 30, 2007 the Kenville property is carried at $1,622,476 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $996,269 for a total of $2,618,745. The Blu Starr and the McAllister properties are at the grass roots exploration stage and are carried at $1,378,896 and $7,967 respectively.

The acquisition of the NWT diamond properties are carried as follow as at September 30, 2007:

Fishing Lake Till Claims 1-7, $114,500; the New Shoshoni Claims, $906,187 and the PQ 1-13 claims $639,741 (collectively the Fry Inlet property), the MS Claims (Falcon Bay) at $270,000 and the Group of Five Claims at $137,500.

Cash resources at September 30, 2007 were $640,424 compared to $64,871at December 31, 2006 and $45,519 at September 30, 2006. The Company completed two private placements in 2007; a placement of $1,300,000 was completed n August of 2007 consisting of $1,070,500 in FT funds and $229,500 in working capital.

Another private placement was completed in April 29, 2007 for $500,000 for working capital and a FT private placement was completed on December 29, 2006 of $85,000.

Exploration expenses on the Fry Inlet property for the nine month period ending September 30, 2007 totalled $519,975. The Company is earning up to a 60% interest on this property by annual expenditures of $200,000, $400,000, 800,000, $1,600,000 and $3,200,000 over a five year option period.

The Company is required to expend $800,000 in the third year of the option agreement in exploration expenditures in relation to the Option Joint Venture Agreement with New Shoshoni Ventures by July of 2008. The Company has incurred expenses of $807,187 to-date with additional expenses carried into the fourth quarter of 2007. It is expected that approximately $400,000 of additional expenditures will be required to meet the third year’s exploration obligations in 2008.

The Company has met the first year exploration expenditures of $200,000 and paid the initial anniversary payment of $30,000 due by May 25, 2006 and the exploration expenditures of $400,000 and paid the anniversary payment of $35,000 May 25, 2007. A further anniversary payment of $35,000 is due on May 25, 2008.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. Accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

Summary of Quarterly Results (Un-audited)
The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (Loss)	Basic earnings (Loss) per Share from Continued operation and Net Income (Loss)	Fully Diluted Loss per Share from Continued operation and Net Income (Loss)
3rd . Quarter 2007	NIL	($306,770)	(0.00)	(0.00)
2nd . Quarter2007	NIL	($185,929)	(0.00)	(0.00)
1st . Quarter 2007	NIL	($101,105)	(0.00)	(0.00)
4th . Quarter 2006	NIL	($225,487)	(0.00)	(0.00)
3rd . Quarter 2006	NIL	($197,509)	(0.00)	(0.00)
2nd . Quarter 2006	NIL	($183,836)	(0.00)	(0.00)
1st . Quarter 2006	NIL	($184,612)	(0.00)	(0.00)
4th . Quarter 2005	NIL	($201,690)	(0.00)	(0.00)

Q3 Ended September 30, 2007

During the quarter ended September 30, 2007, Anglo Swiss sustained a loss of $306,770; the loss for the similar period of 2006 was $197,509. The expenses within in each quarter were similar for most areas of operations except in Q3 of 2007 there were significant increases in three areas. Administrative fees were increased by

$45,089 (2007-$59,168 – 2006-14,079) due to one-time tax charge of approximately $40,000. Filing fees as well increased this quarter to $12,128 due to the costs associated with the private placement closed in August, nil for the same period in 2006.

Other significant increases in the third quarter of $57,113 in Professional fees ($64,504-2007 - $7,391-2006) due mostly to the legal costs attributed and billed for the two financings undertaken this year and the ongoing legal expenses related to the dispute on the Kenville. Travel and Promotion were higher by $7,673 to $9,228 in Q3 of 2007 ($1,555 in 2006) as the Company has started an intensive investor relations campaign in June of this year, which resulted in higher Shareholder information fees this quarter of $31,334 compared to $13,358 in the same period of 2006.

These increases were offset by a decrease in Stock-based compensation in Q3 2007 of $109,250 compared to $132,216 for the same period in 2006 and transfer agent fees were lower in Q3 2007 to $4,091 compared to $9,563 in Q3 2006.

Administrative consists of general administrative expenses attributed to the day to day operation of the public side of the business, items such as rent, phone/interent, hydro and all day to day office expenses with the exception of any extraordinary events.

The expenses (excluding non-cash charges) for the three month period ending September 30, 2007 were $197,520 compared to $65,293 for the same period in 2006 excluding the non-cash charge related to option grants; the main increase was in Professional Fees and Administrative due to the increased corporate activities in financing, legal and exploration as discussed.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely. The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $640,424 at September 30, 2007 the Company has working capital $185,493. The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations as they incur. The Company has announced a proposed financing of $5,000,000 in November of 2007. Please refer to Subsequent Events at the end of this MD&A. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.

The Company has work commitments for capital expenditures of approximately $400,000 from the New Shoshoni Option and Joint Venture Agreement due by July of 2008. The other claims held in the NWT will also require work expenditures during fiscal 2007. There are approximately 60,000 acres requiring $2 per acre per year in exploration expenditures to retain in good standing. The Company will also have to make additional cash payments due in 2008 in relation to the Blu Starr property (placer claims) and the McAllister Property, but these collectively are relatively minor expenses, ~$10,000 for the current year.

Capital Resources

At September 30, 2007 Anglo Swiss had paid up capital of $14,897,921, representing 87,252,688 common shares without par value, and a deficit of $10,243,330 resulting in a shareholder’s equity (or net assets) of $6,277,829 (December 31, 2006 - $4,885,094). Anglo Swiss has working capital of $185,493 at September 30, 2007.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company has at September 30, 2007 – 14,850,000 options granted at $0.10 to $0.11 per share to directors, officers and consultants that expire at various dates from February 2007 to September 2012. At September 30, 2007 there were 10,765,625 options exercisable.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for September 30, 2007 and the audited year end statements at December 31, 2006; both are available on the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value. As at September 30, 2007 there are 87,252,688 common shares issued and outstanding. As at September 30, 2007 the following options and share purchase warrants are outstanding:

		Weighted
	Number of	Average
Options Outstanding	Shares	Exercise Price

Options outstanding - January 1, 2007	10,000,000	$0.11
Granted	5,100,000	$0.10
Expired	(250,000)	$0.10
Options outstanding – September 30, 2007	14,850,000	$0.11
Options exercisable – September 30, 2007	10,765,625	$0.11

Warrants Outstanding

		Exercise
	Expiry Date	Price	Amount

Warrants outstanding - January 1, 2007	Dec. 29, 2007	$0.22	1,224,500
	Dec. 29, 2008	$0.15	850,000
Warrants issued during year	Apr. 30, 2008	$0.20	2,500,000
	Aug. 10, 2008	$0.20	5,352,500
	Feb. 10, 2009	$0.30	1,147,500

Warrants outstanding
September 30, 2007			11,074,500

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

Transaction with Related Parties

Anglo Swiss has accrued liabilities of $510,009 at September 30, 2007 consisting of $130,197 due to directors of the Company ($128,197 – Q3 2006); and a payable of $139,854 (Q3-2006 - $139,854) to a law firm in which an officer is a partner of the firm. The Company incurred consulting fees of $45,000 through the first nine months of 2007, (2006 - $45,000) for management services provided by directors of the Company.

Other payables are related to charges related to the Fry Inlet drill program that carried into the fourth quarter for work performed in the third quarter.

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of September 30, 2007, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Subsequent Events to September 30, 2007

Corporate

Anglo Swiss has issued the following shares through the exercise of warrants and options in the month of October, 2007:

  420,000 shares for proceeds of $42,000, agent options exercised;

  68,000 shares for proceeds of $14,960, warrants exercised;

  100,000 flow-through shares for proceeds of $15,000, warrants exercised;

  328,125 shares for proceeds of $32,812.50, options exercised.

In total Anglo Swiss has issued 916,125 shares for proceeds of $104,772.50 in October of 2007.

Legal

The Company received an additional claim on November 6, 2007 that was filed by Gold Standard Resource Corp (“GSR”) that duplicates the relief sought in the claim dated December 27, 2006 with respect to the Kenville property previously discussed. The Company has filed its Statement of Defence and denies each and every allegation of fact contained in the claim with respect to the OJVA.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007. There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes this claim is without merit and is meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act. R.S.B.C.1996.c.253.

The Company will continue to defend its 100% ownership of the Kenville property. Anglo Swiss has retained Ferris, Vaughan, Wills & Murphy LLP as council in this matter.

Private Placement

On November 27, 2007 the Company announced that it intends to complete the following private placements, subject to receipt of all applicable regulatory approvals:

(i)	up to 6,315,790 flow-through units ("Flow-Through Units") of Anglo Swiss at a price of $0.475 per Flow-Through Unit for total gross proceeds of up to $3,000,000, each Flow-Through Unit consisting of one flow-through common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss for a period of 24 months from the closing of the private placement at a price of $0.80 per share during the first 12 month period and at a price of $1.00 per share during the second 12 month period; and

(ii)	up to 5,000,000 units ("Units") of Anglo Swiss at a price of $0.40 per Unit for total gross proceeds of up to $2,000,000, each Unit consisting of one common share and one-half of one common share purchase warrant of Anglo Swiss, each whole warrant entitling the holder thereof to acquire one common share of Anglo Swiss at a price of $0.60 per share for a period of 24 months from the closing of the private placement.

All securities issuable under this private placement will be subject to a hold period under Canadian securities laws of four months and one day from the closing date.

Anglo Swiss intends to use the proceeds from the private placement to fund further exploration on its wholly-owned Kenville Gold Property and on the Fry Inlet Diamond Property in which it is earning up to a 60% interest pursuant to an option and joint venture agreement, to fund the refurbishment of Anglo Swiss' Kenville Mill, as well as for general working capital purposes.

The MineralFields Group has advised Anglo Swiss that it intends to acquire 4,210,526 Flow-Through Units for gross proceeds of $2,000,000 and 1,250,000 Units for gross proceeds of $500,000.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada. Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
     DATED November 28, 2007
“LEN DANARD”
Len Danard, President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Len Danard, President and Chief Executive Officer of Anglo Swiss Resources Inc. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the Issuer) for the interim period ended September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cashflows of the issuer, as of the date and for the period(s) represented in the interim filings; and

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

	a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	b)	designed such control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: November 28, 2007

Signed: “Len Danard”
Len Danard
President & Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Chris Robbins, Vice President and Chief Financial Officer of Anglo Swiss Resources Inc. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Anglo Swiss Resources Inc., (the Issuer) for the interim period ended September 30, 2007.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period(s) represented in the interim filings; and

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b) designed such control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: November 28, 2007

Signed: “Chris Robbins”
Chris Robbins
Vice President & Chief Financial Officer

END.